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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SEC FILE NUMBER
8-68964

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

AS OF: **12/31/14**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

STERLING TRADER EXECUTION SERVICES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 West Washington, Suite 400
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Sieszulski **(312) 377-3137**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/9/15

OATH OR AFFIRMATION

I, **Stephen A. Sierszulski**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Sterling Trader Execution Services, Inc.** as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me this

27 day of February, 2015

"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

STERLING TRADER EXECUTION SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17a-5(e)(3)

December 31, 2014
AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Sterling Trader Execution Services, Inc.

We have audited the accompanying statement of financial condition of Sterling Trader Execution Services, Inc. (the Company) (a Delaware corporation), as of December 31, 2014, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Sterling Trader Execution Services, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2015

STERLING TRADER EXECUTION SERVICES, INC.

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	17,531

Liabilities and Stockholders' Equity

Stockholders' equity		
Common stock, .001 par value; 1,000,000 shares authorized; 1,000,000 shares issued and outstanding		380,080
Additional paid in capital		203,000
Retained Deficit		(565,549)
		17,531
	$	17,531

See accompanying notes.

1. Organization and Business

Sterling Trader Execution Services, Inc. (the "Company") is a corporation organized under the laws of the State of Delaware on August 11, 2011. The Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA") as of December 1, 2012. The Company is a wholly-owned subsidiary of Sterling Trader Holdings, LLC (the "Parent").

The Company operates an alternative trading system, matching orders in exchange-listed stocks between subscribers on an agency basis. The Company also refers potential clients to other broker-dealers, for which the Company receives compensation via a referral agreement with the broker-dealer, should the broker-dealer engage in business with the referred client.

2. Summary of Significant Accounting Policies

<u>Revenue and Expense Recognition from Securities Transactions</u>
Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Revenue is categorized by Service Income, which includes port fees and other technology services, Commissions, which are fees charged for order matching services on the Company's alternative trading system, and other revenue, such as rebates from the Company's clearing firm.

<u>Income Taxes</u>
The Company provides for taxes in accordance with ASC 740, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates. No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax return of the Parent. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2014.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

4. Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event of a trading error where the Company is at fault, leaving the company long or short stock which the Company would then purchase or sell, possibly at a loss, in order to cover the position.

Commissions receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

5. Receivable from Broker Dealer

During 2014, the Company had accounts with Electronic Transaction Clearing, Inc. utilized for collecting commissions and paying fees resulting securities transactions.

6. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

6. Fair Value Disclosure, Continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2014, the Company held no Level 1, Level 2, or Level 3 investments.

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

8. Guarantees, continued

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

10. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2014, the Company had net capital and net capital requirements of $17,531 and $5,000, respectively.

As needed by the Company, in the course of normal business activities, the Parent will provide liquidity to the Company in the form of a short-term note, a long-term subordinated loan agreement, or a direct infusion of capital. There is no pre-set minimum or maximum dollar amount of liquidity that will be available via this liquidity facility. The amount of liquidity available to the Company is determined by the Parent at the time of the request and in its sole discretion.

11. Subsequent Events

The Company's management has evaluated events and transactions through February 28, 2015, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

STERLING TRADER EXECUTION SERVICES, INC.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2014

Computation of net capital				
Total stockholders' equity			$	17,531
Deductions and /or charges:				
Nonallowable assets:				
Accounts receivable	$	0		
Other assets		0		0
Net capital			$	17,531
Computation of basic capital requirement				
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)				5,000
Net capital in excess of net capital requirement			$	12,531
Computation of aggregate indebtedness				
Aggregate indebtedness			$	0
Ratio of aggregate indebtedness to net capital			%	0.00

There are no material differences between the above computation and the Company's corresponding amended unaudited Form FOCUS Part II filing as of December 31, 2014.

See accompanying notes.

STERLING TRADER EXECUTION SERVICES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the period ended December 31, 2014 and does not have any customer accounts.

STERLING TRADER EXECUTION SERVICES, INC.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the period ended December 31, 2014 and does not have any customer accounts.

See accompanying notes.

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Sterling Trader Execution Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Sterling Trader Execution Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2015

STERLING TRADER EXECUTION SERVICES, INC.
EXEMPTION REPORT
DECEMBER 31, 2014

We the management of Sterling Trader Execution Services, Inc. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

1. Sterling Trader Execution Services, Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the year ended December 31, 2014.

2. Sterling Trader Execution Services, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the year ended December 31, 2014 without exception. Sterling Trader Execution Services, Inc.

Steve Sierszulski
Chief Executive Officer
February 27, 2015